UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                     -------

                              IMC Mortgage Company
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    449923101
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of common stock reported herein is 2,174,998, or 6.41% of the Issuer's shares outstanding. All ownership percentages set forth herein assume that there are 33,907,948 shares outstanding, and ownership figures are reported as of 12/31/98.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    ContiTrade Services Corporation

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only



--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization



         Delaware
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                           2,159,998
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                                  -0-
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                       2,159,998
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                             -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,159,998
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.37%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

         Continental Grain Company
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]

--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                                 -0-
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                            2,159,998
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                             -0-
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                       2,159,998
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,159,998
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.37%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.


    Paul J. Fribourg
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                              15,000
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                            2,159,998
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                          15,000
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                       2,159,998
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,174,998
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.41%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.

    Michel Fribourg
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]


--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                                 -0-
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                                  -0-
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                             -0-
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                             -0-
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    -0-
------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     0%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.


    Mary Ann Fribourg
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group                      (a)[ ]
                                                                          (b)[x]

--------------------------------------------------------------------------------
(3) SEC Use Only


--------------------------------------------------------------------------------
(4) Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power:
Beneficially                                                                 -0-
Owned by                            --------------------------------------------
Each Reporting                      (6) Shared Voting Power:
Person With                                                            2,159,998
                                    --------------------------------------------
                                    (7) Sole Dispositive Power:
                                                                             -0-
                                    --------------------------------------------
                                    (8) Shared Dispositive Power:
                                                                       2,159,998
--------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,159,998
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.37%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

Item 1(a).   NAME OF ISSUER:  IMC Mortgage Company


Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:         5901 Fowler Avenue
                              Tampa, FL 33617


Item 2(a).   NAMES OF PERSONS FILING:

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the Act), the undersigned hereby file this Schedule 13G Statement on behalf of Continental Grain Company, a Delaware corporation, ContiTrade Services Corporation, a Delaware Corporation, Paul J. Fribourg, Michel Fribourg and Mary Ann Fribourg (collectively, the Reporting Persons).

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             ContiTrade Services Corporation
             277 Park Avenue
             New York, NY 10172

             Paul J. Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Michel Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

             Mary Ann Fribourg
             C/o Continental Grain Company
             277 Park Avenue
             New York, NY 10172

Item 2(c).   CITIZENSHIP:
             Continental Grain Company: Delaware
             ContiTrade Services Corporation: Delaware
             Paul J. Fribourg: USA
             Michel Fribourg: USA
             Mary Ann Fribourg: USA

Item 2(d).   TITLE OF CLASS OF SECURITIES: Common Stock,
             Par Value $0.01 Per Share

Item 2(e).   CUSIP NUMBER:             449923101


Item 3       IF THIS STATEMENT IS FILED PURSUANT TO RULES
             13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

             (a)[ ] a Broker or Dealer registered under section 15 of the Act

             (b)[ ] a Bank as defined in section 3(a)(6) of the Act

             (c)[ ] an Insurance Company as defined in section 3(a)(19) of the
                    Act

             (d)[ ] an Investment Company registered under section 8 of the
                    Investment Company Act

             (e)[ ] any person registered as an Investment Adviser under section 203 of the Investment Advisers Act of 1940 or under the laws of any state

             (f)[ ] an Employee Benefit Plan as defined in section 3(3) of the
                    Employee Retirement Income Security Act of 1974, as amended, ("ERISA") that is subject to the provisions of ERISA, or any such plan that is not subject to ERISA that is maintained primarily for the benefit of the employees of a state or local instrumentality, or an Endowment Fund

             (g)[ ] a Parent Holding Company or Control Person, provided the aggregate amount held directly by the Parent or Control Person, and directly and indirectly by their subsidiaries or affiliates that are not persons specified in ss.240.13d-1(b)(1)(ii)(A)-(I), does not exceed one percent of the securities of the subject class

             (h)[ ] a Savings Association as defined in section 3(b) of the
                    Federal Deposit Insurance Act

             (i)[ ] a Church Plan that is excluded from the definition of an
                    Investment Company under section 3(c)(14) of the Investment Company Act of 1940

             (j)[ ] a Group, provided that all the members are persons
                    specified in ss.240.13d-1(b)(1)(ii)(A)-(I)


Item 4.      OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) -(b)   AMOUNT BENEFICIALLY OWNED and  PERCENT OF
             CLASS:

     Continental Grain Company: Continental Grain Company ("CGC"), through its wholly owned subsidiary ContiTrade Services Corporation ("CTSC"), held a warrant interest (the "Warrant")in the Issuer which entitled it to purchase 2,160,000 shares of the Issuer's outstanding common stock (CGC previously disclosed the Warrant in Schedule 13G, Amendment No. 1 filed with the Securities and Exchange Commission on February 11, 1998). CTSC exercised the Warrant on July 14, 1998 and received 2,159,998 shares of the Issuer's common stock (CTSC assigned two shares of the Issuer's common stock to the Issuer as payment for the exercise of the Warrant). Based on this, CGC beneficially owns, pursuant to rule 13d-3 of the Act, 2,159,998 shares, or 6.37%, of the Issuer's common stock.

     ContiTrade Services Corporation: CTSC exercised the Warrant and presently owns 2,159,998 shares of the Issuer's outstanding common stock. Based on this, ContiTrade Services Corporation beneficially owns, pursuant to rule 13d-3 of the Act, 2,159,998 shares, or 6.37%, of the Issuer's common stock.

     Paul J. Fribourg: Because of his position as President and Chief Executive Officer of CGC, and because of his position as general partner of the Paul Fribourg Family L.P. (the "Family L.P."), Paul J. Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,174,998 shares of the Issuer's common stock in the aggregate, which constitutes approximately 6.41% of the Issuer's outstanding shares of common stock (the Family L.P. purchased a total of 10,000 shares of the Issuer's common stock during calendar year 1998, as follows: 5,000 shares on January 12, and 5,000 shares on June 23). Pursuant to Rule 13-d(4) of the Act, Paul J. Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by CGC and the Family L.P., except to the extent of his pecuniary interest therein.

     Michel Fribourg: See Item 5.

     Mary Ann Fribourg: Because of her position as a controlling shareholder of CGC, Mary Ann Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,159,998 shares of the Issuer's common stock in the aggregate, which constitutes approximately 6.37% of the Issuer's outstanding shares of common stock. Pursuant to Rule 13-d(4) of the Act, Mary Ann Fribourg disclaims beneficial ownership of the shares of the Issuer's common stock owned by CGC, except to the extent of her pecuniary interest therein.

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     Continental Grain Company: CGC has the shared power, through its wholly owned subsidiary CTSC, to vote or direct the vote and to dispose or direct the disposition of 2,159,998 shares of the Issuer's common stock.

     ContiTrade Services Corporation: CTSC has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,159,998 shares of the Issuer's common stock.

     Paul J. Fribourg: As the President and Chief Executive Officer of CGC, Paul
J. Fribourg has the shared power to vote or direct the vote and to dispose or direct the disposition of 2,159,998 shares of the Issuer's common stock. As the general partner of the Family L.P., Paul J. Fribourg has the sole power to vote or direct the vote and to dispose or direct the disposition of 15,000 shares of the Issuer's common stock.

     Michel Fribourg: See Item 5.

     Mary Ann Fribourg: As a controlling shareholder of CGC, Mary Ann Fribourg, who is the spouse of Michel Fribourg, a director of CGC, has the shared power to vote or direct the vote and to dispose or direct the disposition of 2,159,998 shares of the Issuer's common stock.


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X]

     Michel Fribourg: Michel Fribourg, a director of CGC and the spouse of Mary Ann Fribourg, ceased to be a controlling shareholder of CGC in 1997 and thus has ceased to have shared voting and shared dispositive power of more than 5% of the outstanding common stock of the Issuer.


Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON.

     No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock owned by them.

Item 7.      IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY.

     The information requested in Item 7 is inapplicable to this filing.


Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d- 1(k)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d- 1(k)(1)(iii) is attached hereto as Exhibit A.

Item 9.      NOTICE OF DISSOLUTION OF GROUP.

     It is inapplicable for the purposes herein to provide notice of the dissolution of a group.

Item 10.     CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            Date: February 11, 1999

                                            ContiTrade Services Corporation

                                            By:/s/ Jerome Perelson
                                               ---------------------------
                                            Name: Jerome Perelson
                                            Title: President


                                            Continental Grain Company

                                            By:/s/ Paul J. Fribourg
                                               ---------------------------
                                            Name: Paul J. Fribourg
                                            Title: President and
                                            Chief Executive Officer

                                               /s/ Paul J. Fribourg
                                               ---------------------------
                                                     Paul J. Fribourg

                                               /s/ Michel Fribourg
                                               ---------------------------
                                                     Michel Fribourg

                                               /s/ Mary Ann Fribourg
                                               ---------------------------
                                                    Mary Ann Fribourg

Exhibit A:

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in their capacities set forth hereinbelow.

                                            Date: February 11, 1999

                                            ContiTrade Services Corporation

                                            By:/s/ Jerome Perelson
                                               ---------------------------
                                            Name: Jerome Perelson
                                            Title: President


                                            Continental Grain Company

                                            By:/s/ Paul J. Fribourg
                                               ---------------------------
                                            Name: Paul J. Fribourg
                                            Title: President and
                                            Chief Executive Officer

                                               /s/ Paul J. Fribourg
                                               ---------------------------
                                                     Paul J. Fribourg

                                               /s/ Michel Fribourg
                                               ---------------------------
                                                     Michel Fribourg

                                               /s/ Mary Ann Fribourg
                                               ---------------------------
                                                    Mary Ann Fribourg